Suite 1500 - 625 Howe St. Vancouver, BC Canada V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Results of Annual General and Special Meeting

Vancouver, B.C. - May 12, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American” or the “Company”) reported the voting results from its annual general and special meeting of shareholders held May 11, 2022, in Vancouver, British Columbia (the “Meeting”). Each of the matters voted upon at the Meeting are described in detail in the Company's Management Information Circular dated March 21, 2022, which is available on the Company's website at panamericansilver.com.

A total of 131,361,761 common shares were represented at the meeting, being 62.41% of the Company’s issued and outstanding common shares as at the record date. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year, the acceptance of the Company’s approach to executive compensation, known as “say-on-pay”, and the election of management’s nominees as directors.

Election of Directors
Director Nominee	Votes For	Votes Withheld
Michael Carroll	106,692,581 (99.15%)	912,648 (0.85%)
Neil de Gelder	105,062,122 (97.64%)	2,543,107 (2.36%)
Charles Jeannes	106,333,116 (98.82%)	1,272,112 (1.18%)
Jennifer Maki	105,408,702 (97.96%)	2,196,526 (2.04%)
Walter Segsworth	101,028,263 (93.89%)	6,576,965 (6.11%)
Kathleen Sendall	107,042,563 (99.48%)	562,665 (0.52%)
Michael Steinmann	107,119,175 (99.55%)	486,053 (0.45%)
Gillian Winckler	106,401,770 (98.88%)	1,203,459 (1.12%)

Say-on-Pay
Resolution	Votes For	Votes Against
Advisory resolution approving the Company’s approach to executive compensation	102,001,459 (94.79%)	5,603,766 (5.21%)

Appointment of Auditor
Resolution	Votes For	Votes Withheld
Resolution to appoint Deloitte LLP as auditors of the Company until its next annual general meeting	120,430,653 (91.69%)	10,920,017 (8.31%)

PAN AMERICAN SILVER CORP. 1

About Pan American Silver

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2